Longhai Steel, Inc.
No. 1 Jingguang Road, Neiqiu County
Xingtai City, Hebei Province 054000
People’s Republic of China

December 3, 2012

By EDGAR Transmission
Pamela Long
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Longhai Steel, Inc.
Amendment No. 2 Registration Statement on Form S-1
Filed October 22, 2012
File No. 333-183949

Dear Ms. Long:

On behalf of Longhai Steel Inc. (“Longhai” or the “Company”), we hereby submit the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated November 14, 2012, providing the Staff’s comments with respect to the above referenced Registration Statement on Form S-1 (the “Registration Statement”).

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we”, “us” and “our” refer to the Company on a consolidated basis.

General

1.	We note your response to comment one of our letter dated September 27, 2012. Please revise your prospectus to include the information you provided in response to prior comment one.

Longhai Response: We have revised our prospectus to include the information we provided in response to prior comment one.

2.

We note your response to comment two of our letter dated September 27, 2012; however, it appears that duplicate financial statement page numbers continue to exist. Please renumber your financial statement pages consecutively to ensure there are no duplicate page numbers.

Longhai Response: We have updated the financial statement pages.

Prospectus Summary, page 1

3.

We note your response to comment three of our letter dated September 27, 2012. In the added disclosure on page 4, please clarify, if true, that the securities sold in the private placement that closed on June 6, 2012 are the securities that are the subject of this registration statement. Additionally, please discuss the securities paid to the placement agent in the private placement. In this regard, we note these securities appear to be included in the registration statement.

Longhai Response: We have added the following summary to describe the transaction:

“Securities Purchase Agreement

On May 11, 2012, the Company entered into a securities purchase agreement (the “Securities Purchase Agreement”) with certain accredited investors (the “Investors”) pursuant to which the Company agreed to sell to the Investors 1,600,000 units for $0.75 per unit, for total proceeds of $1.2 million. Each unit entitles the Investors to purchase one share of the Company’s common stock at $0.75 per share and a three-year warrant to purchase one-half of one share of common stock at the exercise price of $1.00 per share. The total shares issued to the Investors were 1,600,003 (the “Shares”), representing approximately 13.3% of the issued and outstanding capital stock of the Company on a fully-diluted basis as of and immediately after consummation of the transactions contemplated by the Securities Purchase Agreement. As part of the compensation for Network 1 Financial Securities, Inc. (“NFS”), our placement agent, we issued to NFS a three-year warrant to purchase 160,001 shares of our common stock, representing 10% of the aggregate number of shares of common stock issued in the private placement, exercisable at $1.00 per share (subject to customary adjustments for stock splits and stock dividends). The closing of the transactions occurred on June 6, 2012 upon the fulfillment of closing conditions contained in the Securities Purchase Agreement. The securities sold to the Investors and the warrants issued to the Investors and NFS are the securities that are subject to the registration statement. ”

Risk Factors, page 7
Risks Related to Our Business, page 7
Our operation may be adversely affected by the Chinese New Year . . . , page 8

4.

We note the added risk factor in response to comment five of our letter dated September 27, 2012. In the risk factor, please address the risk that adverse effects created by the Chinese New Year could cause you to temporarily close production lines. In this regard, we note your disclosure on pages 23, 24, 26, and F-18.

Longhai Response: We have revised the risk factor as follows:

“Our operation may be adversely affected by the Chinese New Year which falls on the first quarter of each year.

During the one month period around Chinese New Year, our customers generally stop their productions. As a result, there is significant decline in demand for our products during the period.

In addition, certain customers would stock large amount of inventory prior to the Chinese New Year based on their projection of sale and price after the holiday. Therefore we might face weak demand for another one to two months after the Chinese New Year holiday season. In the first quarter of 2012, we temporarily closed our leased production line as a result of insufficient customer demand and shortage of steel billet supply during the Chinese New Year. Again, in the third quarter of 2012, the line was shut down due to insufficient material supply. There can be no assurance that we will not temporarily close our production line in the future.”

Risks Related to the VIE Agreements, page 9

The PRC government may determine that the VIE Agreements . . .. , page 9

5.

We note your response to comment six of our letter dated September 27, 2012, and we reissue the comment. Please name the referenced PRC counsel, file a copy of your PRC counsel’s legal opinion regarding the binding and enforceable nature of the VIE Agreements as an exhibit to this registration statement, and obtain and file, as an exhibit to this registration statement, such counsel’s written consent to your use of its name and reference to its opinion in this registration statement. Refer to Rule 436 of Regulation C.

Longhai Response: As suggested by the Staff, we have deleted reference to the PRC counsel’s legal opinion as we cannot obtain the PRC counsel’s consent without unreasonable effort or expense.

Risks Related to this Offering and the Market for Our Common Stock Generally, page 16

Future sales or perceived sales of our common stock could depress stock price, page 16

6.

In the first sentence, you state that the registration statement covers 2,150,005 shares of common stock and 960,003 shares of common stock underlying warrants issued in a private placement. This would total 3,110,008 shares of common stock, which is greater than the number of shares actually covered by the registration statement. Please revise your registration statement as appropriate.

Longhai Response: We have revised the disclosure as follows:

“The registration statement of which this prospectus is a part covers ~~2,150,005~~ 1,600,003 shares of common stock and 960,003 shares of common stock underlying warrants issued in a private placement closed on June 6, 2012.”

Market Price of and Dividends on Our Common Equity . . . , page 20

7.

We note your response to comment nine of our letter dated September 27, 2012. Please tell us when your common stock was first quoted on the OTCBB. In this regard, we note you provide high and low closing bid prices beginning in the fourth quarter of fiscal year 2011.

Longhai Response: Our common stock was first quoted on the OTCBB under the symbol “ACTN” on December 15, 2011.

Management’s Discussion and Analysis . . . , page 21

Results of Operations, page 22

8.

We note your response to comment 12 of our letter dated September 27, 2012. Please define selling expense when you first discuss the item on page 23. Additionally, we note that you now discuss selling expenses and other operation expenses on page 24, but you do not break these items down in the comparison table you provide on page 23. Please display these items separately in the comparison table on page 23, similar to the comparison table on page 22.

Longhai Response:

On page 23, we defined selling expenses as ‘Our selling expenses consist primarily of expenses of transporting our products to certain customers.’ On page 23, selling expenses is separately displayed.

9.

We note your response to comment 13 of our letter dated September 27, 2012. However, it does not appear that you have provided the requested disclosure in your discussion of selling expenses on page 23. Please include the information from your response in such discussion on page 23.

Longhai Response: We have included the disclosure in the discussion of selling expenses.

10.

We note your response to comment 14 of our letter dated September 27, 2012. It appears as though you have provided the revised disclosure in your discussion of other operation expenses on page 24 for fiscal year 2011 rather than in your discussion of other operation expenses on page 23 for the first quarter of 2012. Please move this revised disclosure to the section of MD&A on page 23 that addresses the first quarter of 2012, and provide here a discussion of other operation expenses for fiscal year 2011.

Longhai Response: We have removed the disclosure that addresses the first quarter of 2012 and deleted the disclosure of other operation expense for fiscal year 2011 on page 24, because there is no other operation expense for fiscal year 2011 or fiscal year 2010.

Operating Activities, page 25

11.

We note your response to comment 16 of our letter dated September 27, 2012. Please revise your disclosure to indicate that advances to related parties decreased in the period ended June 30, 2012, if appropriate.

Longhai Response: The Cash Flows information of Six months ended June 30, 2012 and 2011 was deleted. Advances to related parties did decrease in the period ended June 30, 2012. In this amended version, the Cash Flows information of Nine months ended September 30, 2012 and 2011 were provided as below:

Net cash used in operating activities was $2.9 million for the period ended September 30, 2012, as compared to net cash provided by operating activities of $4.3 million for the same period in 2011.

The decrease was mainly attributable the following factors:

  Advances to suppliers in the nine months ended September 30, 2012 increased $48.0 million as compared to the same period in 2011.
  Advance to related party decreased $31.8 million.
  Inventory increased $21.9 million.
  Advance from customer increased $18.7 million.

The changes of advance to suppliers and due to related party were caused by the following changes: 1) The Company started to purchase billets from third party trading companies instead of purchasing from the related party. Funds advanced to the related party was repaid and the Company turned the advance payment to the trading companies, and 2) In August 2011, we leased a new facility with annual capacity of 600,000 MT from Longhai Steel Group, at annual cost of $2.2 million. That new facility will increase our production capacity by approximately 60%, which also requires larger amount of advance to suppliers. Advance to suppliers will remain at a higher level if our production operates at its increased capacity. Once we ramp up our production at such increased volume, we do not expect significant impact on our liquidity.

Inflation, page 26

12.	We note your response to comment 19 of our letter dated September 27, 2012. Please revise this section of the prospectus to include the information from your response.

Longhai Response: We have included the information in this section. Our Business, page 35 Our Growth Strategies, page 35

13.

We note your response to comment 23 of our letter dated September 27, 2012. However, it does not appear that you have revised the prospectus in accordance with your response. Please revise the first bullet point on page 35 to reflect, if true, that you have finished upgrading the facility you lease from Longhai Steel Group.

Longhai Response: We have revised the first bullet point on page 35. Executive Compensation, page 47 Compensation of Directors, page 48

14.

We note your added disclosure on page 48 that Dr. Grieves resigned as director and chairman of the Audit Committee. Please disclose the current status of the option agreement you entered into with Dr. Grieves on January 11, 2012. In this regard, we note that when Mr. Toplansky resigned, his option agreement was cancelled.

Longhai Response: We have added the following disclosures:

“On October 29, 2012, Mr. Howell resigned as the director and chairman of the Compensation Committee. On the same day, Mr. Cooke resigned as the director and the chairman of the Nominating Committee. On October 30, 2012, Mr. Ross resigned as the Senior Vice President and director. Pursuant to the Independent Director Agreements entered between the Company and each of Mr. Grieves, Mr. Howell and Mr. Cooke, if a director ceases to serve as a director on the Company’s Board at any time and for any reason prior to a grant date associated with any restricted shares, all restricted shares described in the agreements that have not been granted as of such time of cessation of services will not be granted. Accordingly, as none of the directors has exercised their options upon their resignation, the Independent Director Agreements entered between the Company and each of Mr. Grieves, Mr. Howell and Mr. Cooke have been deemed null and void. Pursuant to the Restricted Shares Grant Agreement entered between the Company and Mr. Ross, 290,000 shares were granted to Mr. Ross on April 19, 2012.”

Security Ownership of Certain Beneficial Owners and Management, page 50

15.

We note your response to comment 25 of our letter dated September 27, 2012. Please revise note three to the beneficial owner table to disclose the information you included in your response. Specifically, please disclose that while Mr. Wang was the beneficial owner of approximately 51% of your capital stock and voting power right after the reverse acquisition, such ownership was subsequently diluted to 42.1% after you issued 1,600,003 shares to certain accredited investors in your 2012 private placement.

Longhai Response: We have added the following to note 3:

“Mr. Wang was the beneficial owner of approximately 51% of our capital stock and voting power right after the reverse acquisition, such ownership was subsequently diluted to 42.1% after we issued 1,600,003 shares to certain accredited investors in the private placement closed on June 6, 2012.”

Note 1. Organization and Business Operations, page F-8

16.	Please revise your filing to include the discussion you provided in response to comment 29 of our letter dated September 27, 2012.

Longhai Response: We have revised our filing to include discussions regarding the VIE agreements.

Recent Sales of Unregistered Securities, page II-2

17.	Please tell us how the investors in the June 6, 2012 private placement became interested in the private placement.

Longhai Response: Network 1 Financial Securities, Inc., our placement agent for the June 6, 2012 private placement introduced the investors to the Company.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact Fang Liu of Pillsbury Winthrop Shaw Pittman LLP, our outside special securities counsel, at (202) 663-8346.

Sincerely,

Longhai Steel Inc.

/s/ Chaojun Wang
Chaojun Wang
Chief Executive Officer

cc:	Louis Bevilacqua (via e-mail) Pillsbury Winthrop Shaw Pittman LLP